UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)

INTER PARFUMS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

472154301

(CUSIP Number)

Bernard Kuhn LVMH Moët Hennessy Louis Vuitton S.A. 22, avenue Montaigne 75008 Paris France Tel. (331) 44-13-23-61 Fax: (331) 45-61-18-74

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

CUSIP No. CUSIP No. 472154301	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LVMH Moët Hennessy Louis Vuitton S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,458,550
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,458,550
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.88%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     LVMH Moët Hennessy Louis Vuitton S.A., a French société anonyme (“LVMH”), hereby amends and supplements the Report on Schedule 13D, originally filed by it on August 4, 1999 (as amended by Amendment No. 1 thereto filed on September 28, 1999, Amendment No. 2 thereto filed on October 22, 1999, and Amendment No. 3 thereto filed on November 24, 1999, the “Schedule 13D”), with respect to the purchase of shares of Common Stock, par value $0.001 per share (the “Common Shares”), of Inter Parfums, Inc. (formerly known as Jean Philippe Fragrances, Inc.), a Delaware corporation (the “Issuer”). Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 4 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by LVMH. It shall refer only to the information that has materially changed since the filing of the Schedule 13D.

    Item 2. Identity and Background.

     Item 2 of the schedule 13D is amended by restating the contents thereof in their entirety as follows:

     “The person filing this statement is LVMH Moët Hennessy Louis Vuitton S.A., a French société anonyme (“LVMH”), whose principal business office is located at 22, avenue Montaigne, 75008 Paris, France. The business of LVMH is the ownership of interests in companies in the luxury products and wines and spirits sectors. The names, addresses, occupations and citizenship of the executive officers and directors of LVMH are set forth on Annex A hereto.

     LVMH holds the Common Shares through LV Capital USA, Inc., a Delaware corporation (“LV Capital”), whose principal business office is located at 19 East 57th Street, New York NY 10022. The business of LV Capital is the ownership of interests in, or the ownership of interests in funds that invest in, companies principally active in the distribution of luxury goods and other products. LV Capital is a wholly-owned subsidiary of LVMH Moët Hennessy Louis Vuitton Inc., a Delaware corporation (“LVMH Inc.”) whose principal business office is located at 19 East 57th Street, New York NY 10022. The business of LVMH Inc. is the ownership of interests in companies principally active in the luxury goods business and the distribution of luxury products in the United States. LVMH Inc. is a majority-owned subsidiary of Sofidiv S.A., a French société par actions simplifiée (“Sofidiv”), whose principal business office is located at 65, avenue Edouard Vaillant, 92100 Boulogne Billancourt, France. LVMH Inc. is also partly owned by Louis Vuitton Malletier S.A. (“ Louis Vuitton Malletier”), whose principal business office is located at 2 rue du Pont Neuf 75001 Paris, France. LVMH owns 99.99% of Sofidiv. LVMH also owns 99.99% of Louis Vuitton Malletier through LVMH Fashion Group S.A. (“LVMH Fashion Group”). The business of Louis Vuitton Malletier is the manufacture and sale of luxury luggage, leather goods and other accessories. The business of Sofidiv is the ownership of interests in companies active in, or owning interests in companies active in, the luxury goods business, particularly outside of France. The names, addresses, occupations and citizenship of the executive officers and directors of each of LVMH, LV Capital, LVMH Inc., Sofidiv, Louis Vuitton Malletier and LVMH Fashion Group are set forth on Annex A hereto.

     Financière Jean Goujon S.A. (“FJG”), a French société anonyme whose principal office and business is located at 11, rue François ler, 75008 Paris, France, owns approximately 42.42% of LVMH’s share capital, representing approximately 59.52% of the voting rights of LVMH and may be deemed to control LVMH. The principal business of FJG is the ownership of interests in companies active in the luxury products and wine and spirits sectors. FJG is a wholly-owned subsidiary of Christian Dior S.A., a French société anonyme (“Christian Dior”) whose principal office and business is located at 30, avenue Montaigne, 75008 Paris, France. Christian Dior’s principal business is the ownership of interests in companies active in, or owning interests in companies active in, the luxury products and wine and spirits sectors. Christian Dior is indirectly controlled by Financière Agache, a French société anonyme (“Financière Agache”) whose principal office and business is located at 11, rue François ler, 75008 Paris, France. Financière Agache’s principal business is the ownership of interests in companies active in, or owning interests in companies active in, the retailing business and the luxury products and wine and spirits sectors. Financière Agache is itself indirectly controlled by Mr. Bernard Arnault (together with certain members of his family). Bernard Arnault is Chairman of the Board of Directors and Chief Executive Officer of LVMH and is the Chairman of Christian Dior. The names, addresses, occupations and citizenship of the executive officers and directors of each of FJG, Christian Dior and Financière Agache are set forth on Annex A hereto.

     Neither LVMH, nor to the best of its knowledge, any of LV Capital, LVMH Inc., Sofidiv, FJG, Christian Dior or Financière Agache, or any of LVMH’s, LV Capital’s, LVMH Inc.’s, Louis Vuitton Malletier’s, LVMH Fashion Group’s, Sofidiv’s, FJG’s, Christian Dior’s or Financière Agache’s respective executive officers and directors listed on Annex A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.”

    Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is amended by restating the first paragraph thereof to read as follows:

     “LVMH is the beneficial owner, through LV Capital, of 17.88% of the Issuer’s Common Shares. LVMH has decided, in accordance with its overall investment strategy, over time and as appropriate market opportunities present themselves, to sell a portion of the Issuer’s Common Shares by selling, pledging or otherwise disposing of, directly or indirectly, Common Shares in the open market and/or in negotiated transactions and/or by entering into one or more transactions which would have the same effect, in each case from time to time as permitted under applicable U.S. securities laws and regulations. LVMH will continue to review its investment position in the Issuer periodically and, depending on such review, market conditions and share prices, the Issuer’s business, prospects and future developments and applicable legal requirements, LVMH may decide to change its investment plans regarding the Common Shares at any time. LVMH does not at this time intend to change its contractual or business relationship with the Issuer.”

     Item 4 of the Schedule 13D is further amended by restating the second sentence of the sixth paragraph thereof to read as follows:

     “The Stock Purchase Agreement and the Shareholders Agreement are attached as Exhibits 3 and 4, respectively, to this Schedule 13D.”

     Item 4 of the Schedule 13D is further amended by deleting the seventh paragraph thereof in its entirety.

    Item 5. Interest in Securities of the Issuer.

     (i) Item 5 of the Schedule 13D is amended by restating the first sentence of paragraphs (a) - (b) thereof to read as follows:

     “LVMH owns, through LV Capital, an aggregate of 3,458,550 Common Shares representing 17.88% of the outstanding Common Shares (based upon 19,346,000 Common Shares which the Issuer has informed LV Capital are outstanding as of December 6, 2004). LVMH controls LV Capital, and has the power to vote, direct the vote, dispose and direct the disposition of the Common Shares.”

     (ii) Item 5 of the Schedule 13D is further amended by inserting the following language at the end of paragraph (c) thereof:

     “Between December 29, 2003 and January 6, 2004, LV Capital on behalf of LVMH sold 190,000 Common Shares in broker transactions at an average price of approximately $23.17 per Common Share. On December 3, 2004, LV Capital on behalf of LVMH sold 5,000 Common Shares in broker transactions at a price of $16.50 per Common Share.”

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

     “Except for the Stock Purchase Agreement, the sales agreements and the Shareholders Agreement described in Item 4 above or as otherwise set forth in this statement, neither LVMH nor, to the best knowledge of LVMH, any of the persons named in response to Item 2 or listed on Annex A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.”

    Annex A. Executive Officers and Directors.

     Annex A of this schedule 13D is amended by restating the contents thereof in their entirety as follows:

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS

     The names of the members of the boards of directors and Executive Officers of LVMH, LV Capital, Sofidiv Inc., LVMH Inc., Sofidiv, LVMH Fashion Group, Louis Vuitton Malletier, FJG, Christian Dior and Financiere Agache and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the French Republic and the business address of each person is the address of the respective company with which such person is associated.

1.	LVMH MOET HENNESSY LOUIS VUITTON S.A. 22, avenue Montaigne 75008 Paris, France

Name and Position Held	Principal Occupations
Bernard Arnault Director; Chairman and CEO Executive committee member	Chairman and CEO of LVMH Chairman of Christian Dior SA
Antoine Bernheim Director; vice-chairman	Partner of Lazard LLC, USA Chairman of the Board of Generali, Italy
Delphine Arnault Director	Director of Loewe, Spain Member of Executive committee Christian Dior Couture

Name and Position Held	Principal Occupations
Jean Arnault Director	Managing Director of Groupe Arnault; Deputy Managing Director of Montaigne Participation et Gestion
Nicolas Bazire Director Executive committee member	Managing Director of Groupe Arnault
Antonio Belloni Director Executive committee member Italian citizen	Group Managing Director of LVMH
Nicholas Clive-Worms Director	Chairman of the supervisory board of Worms & Cie, France
Diego della Valle Director Italian citizen	Chairman and CEO of Tod’s SpA, Italy
Michel François-Poncet Director	Vice-Chairman of the board of directors of BNP- Paribas, France
Albert Frere Director Belgian citizen	Chairman of the board of directors of Frère- Bourgeois, Belgium
Jacques Friedmann Director	Chairman of the guidance council of Quai Branly Museum, Paris
Pierre Godé Director Executive committee member	Advisor to the Chairman and CEO of LVMH
Gilles Hennessy Director	Executive Vice President Moët Hennessy, France
Arnaud Lagardère Director	CEO of Lagardère SCA, France
Sir Charles Powell of Bayswater Director UK Citizen	Chairman of the board of Directors of Sagitta Asset Management, Great Britain
Felix G. Rohatyn Director US citizen	President of LVMH Inc., USA Vice-Chairman of Carnegie Hall, USA
Edward Brennan Executive committee member Travel retail US Citizen	CEO of DFS, USA
Yves Carcelle Executive committee member	Chairman and CEO of Louis Vuitton Malletier, France

Name and Position Held	Principal Occupations
Fashion and leather goods
Jean-Jacques Guiony Executive committee member Finance	CFO of LVMH
Patrick Houël Director, Executive committee member Finance	Advisor to the Chairman and CEO of LVMH
Concetta Lanciaux Executive committee member Synergies	Advisor to the Chairman and CEO of LVMH, Synergies; President LVMH-Italy.
Pierre Letzelter Executive committee member Sephora	Chairman of Sephora
Christophe Navarre Executive committee member Wines & Spirits	Chairman and CEO of Moet Hennessy
Philippe Pascal Executive committee member Watches & Jewellery	CEO of Watches & Jewellery division
Daniel Piette Executive committee member LV Capital	President of L Capital Management
Bernard Rolley Executive committee member Operations	Vice-President Operations

2.	LV Capital USA, Inc.

Name and Position Held	Principal Occupations
Daniel Piette	Director and Chairman
Jean Cailliau	Director and Chief Executive Officer
Bruce G. Ingram	Senior Vice President
Michael T. Folkman	Vice President, Taxes
Louise Firestone	Secretary

3.	LVMH MOET HENNESSY LOUIS VUITTON INC.

Name and Position Held	Principal Occupations
Pierre Godé	Director
Patrick Houël	Director
James Lieber	Director
Bernard Rolley	Director
Antonio Belloni	Chief Executive Officer
Felix Rohatyn	President
Bruce G. Ingram	Executive Vice President
Louise Firestone	Senior Vice President and Secretary
Patrice Pfistner	Senior Vice President and CFO
Claire Aceste	Vice President and Treasurer
Deirdre Beckett	Vice President, Legal
Pascal Carpentier	Vice President, Comp. and Benefits
Michael T. Folkman	Vice President, Taxes
Eyde Steinberg	Vice President, Exec. Recruitment

4.	SOFIDIV SAS
65, avenue Edouard Vaillant 92100 Boulogne Billancourt, France

Name and Position Held	Principal Occupations
Patrick Houël Chairman	Advisor to the Chairman and CEO of LVMH

5.	LVMH Fashion Group
22, avenue Montaigne 75008 Paris

Name and Position Held	Principal Occupations
Nicolas Bazire President of the Supervisory Board	Managing Director of Groupe Arnault
Patrick Houël Vice-President of the Supervisory Board	CFO of LVMH
Jacques Friedmann Member of the Supervisory Board	Chairman of the guidance council of Quai Branly Museum, Paris Chairman of the board of Directors of Association de la Galerie du Jeu de Paume, France
LVMH Moët Hennessy Louis Vuitton Member of the Supervisory Board Represented by Bernard Kuhn
Yves Carcelle President of Managing Board	Chairman and CEO of Louis Vuitton Malletier, France
Pierre Godé General Manager Member of the Managing Board	Advisor to the Chairman and CEO of LVMH
Bertrand Stalla-Bourdillon Member of the Managing Board	Vice President, Finance of Louis Vuitton Malletier

Name and Position Held	Principal Occupations
Jean Paul Vivier Member of the Managing Board	Executive Vice President of LVMH Fashion Group

6.	Louis Vuitton Malletier
2, rue du Pont Neuf 75001 Paris

Name and Position Held	Principal Occupations
Yves Carcelle Chairman and CEO	Chairman and CEO of Louis Vuitton Malletier
Serge Brunschwig Director	Vice President of Louis Vuitton Malletier
LVMH Moet Hennessy Louis Vuitton Director Represented by Patrick Houël
Bernard Rolley Director	Vice President Operations of LVMH
Bertrand Stalla-Bourdillon Director	Vice President, Finance of Louis Vuitton Malletier
Jean-Paul Vivier	Executive Vice President of LVMH Fashion Group

7.	FINANCIERE JEAN GOUJON SAS 11, rue Francois 1er 75008 Paris, France

Name and Position Held	Principal Occupations
Pierre Godé Chairman	Advisor to the Chairman and CEO of LVMH

8.	CHRISTIAN DIOR S.A. 30, avenue Montaigne 75008 Paris, France

Name and Position Held	Principal Occupations
Bernard Arnault Director; Chairman	Chairman and CEO of LVMH
Eric Guerlain Director; Vice-Chairman
Antoine Bernheim Director	Partner of Lazard LLC, USA; Chairman of the Board of Generali Italy
Denis Dalibot Director	CFO of Christian Dior

Name and Position Held	Principal Occupations
Christian de Labriffe Director	Partner of Rothschild & Cie, France
Pierre Godé Director	Advisor to the Chairman and CEO of LVMH
Raymond Wibaux Director	Chairman of Financière Joire Pajot Martin
Sidney Toledano Chief Executive Officer	Chairman and CEO of Christian Dior Couture

9.	FINANCIERE AGACHE 11, rue Francois 1er 75008 Paris, France

Name and Position held	Principal Occupations
Pierre Godé Director; Chairman and CEO	Advisor to the Chairman and CEO of LVMH
Denis Dalibot Director	CFO of Christian Dior
Jean Arnault Director	Chairman and CEO of Omnium Lyonnais d’Etude, France
Sir Charles Powell of Bayswater Director	Chairman of the Board of Directors of Sagitta Asset Management, Great Britain
Montaigne Finance Director Represented by Pierre de Andrea
Montaigne Participations et Gestion Director Represented by Bernard Arnault

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2004

(Date)

/s/ Bernard Kuhn

(Signature)

Bernard Kuhn, General Counsel

(Name/Title)